APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

GoodNatured Juice and Smoothie Bar LLC

Profit and Loss
September 2021 - January 2022

	TOTAL
Income	
Sales	51,168.90
Discounts/Refunds Given	-175.48
Total Sales	**50,993.42**
Services	5.00
Total Income	**$50,998.42**
Cost of Goods Sold	
Cost of goods sold	25,998.88
Freight in - COGS	149.00
Supplies & materials - COGS	44.37
Total Cost of goods sold	**26,192.25**
Total Cost of Goods Sold	**$26,192.25**
GROSS PROFIT	**$24,806.17**
Expenses	
Advertising & marketing	83.24
General business expenses	70.99
Bank fees & service charges	895.00
cleaning expense	194.09
Memberships & subscriptions	1,175.92
Warranty	59.98
Total General business expenses	**2,395.98**
Insurance	
Business insurance	1,900.50
Total Insurance	**1,900.50**
Office expenses	
Office supplies	446.48
Shipping & postage	162.61
Small tools & equipment	1,133.93
Total Office expenses	**1,743.02**
Payroll expenses	
Salaries & wages	20,980.04
Total Payroll expenses	**20,980.04**
Purchases	
Smoothie Supplies (deleted)	681.50
Total Purchases	**681.50**
Rent	1,000.00
Building & land rent	5,958.50
Equipment rental	425.00
Total Rent	**7,383.50**
Repairs & maintenance	4,976.51

GoodNatured Juice and Smoothie Bar LLC

Profit and Loss
September 2021 - January 2022

	TOTAL
Supplies	28.97
Cleaning Supplies	2,107.95
Kitchen Supplies	634.72
Space Supplies	579.94
Supplies & materials	816.73
Total Supplies	**4,168.31**
Taxes paid	2,675.35
Meals and Rentals Tax	3,601.77
Total Taxes paid	**6,277.12**
Utilities	9.99
Internet & TV services	661.15
Total Utilities	**671.14**
Total Expenses	**$51,260.86**
NET OPERATING INCOME	$ -26,454.69
Other Expenses	
Depreciation expenses	
Depreciation Exp, Beverage Dispenser	24.95
Depreciation Exp, Commercial Hood System	134.95
Depreciation Exp, Dehydrator	16.50
Depreciation Exp, Electric Griddle	24.00
depreciation exp, equipment, kitchen	105.03
Depreciation Exp, Food Processors	26.95
Depreciation Exp, Four Draw Work Top	224.80
Depreciation Exp, Freezer	137.45
Depreciation Exp, Fridge/sand prep	129.95
Depreciation exp, Furn & fix, office	285.79
Depreciation Exp, furniture & fix, kitchen	486.43
Depreciation Exp, Furniture & Fix, space	335.77
Depreciation Exp, Ice Cube Machine	152.45
Depreciation Exp, Juicer	270.95
Depreciation Exp, Merchandise Fridge	173.45
Depreciation Exp, Refrigerator	209.95
Depreciation Exp, Six burner range	264.95
Depreciation Exp, Tea Kettles	60.05
depreciation exp, two draw work top fridge	122.45
Depreciation Exp, Wheat Grass Juicer	749.00
Total Depreciation expenses	**3,935.82**
Other Miscellaneous Expense	0.58
Total Other Expenses	**$3,936.40**
NET OTHER INCOME	$ -3,936.40
NET INCOME	$ -30,391.09

GoodNatured Juice and Smoothie Bar LLC

Balance Sheet Summary

As of January 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	141.25
Accounts Receivable	0.00
Other Current Assets	3,647.83
Total Current Assets	**$3,789.08**
Fixed Assets	82,549.61
Other Assets	2,000.00
TOTAL ASSETS	**$88,338.69**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	3,656.32
Other Current Liabilities	19,626.73
Total Current Liabilities	**$23,283.05**
Long-Term Liabilities	110,000.00
Total Liabilities	**$133,283.05**
Equity	-44,944.36
TOTAL LIABILITIES AND EQUITY	**$88,338.69**

GoodNatured Juice and Smoothie Bar LLC

Statement of Cash Flows
September 2021 - January 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-30,391.09
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Inventory Asset:Inventory - dry ingredients	-1,024.67
Inventory Asset:Inventory - packaging	1,475.60
Inventory Asset:Inventory - perishable	-1,983.77
Inventory Asset:Inventory, Frozen	-239.61
Inventory Asset:Inventory, resale perishable	0.00
Accumulated depreciation:A/D, Beverage Dispenser	24.95
Accumulated depreciation:A/D, Citrus Juicer	29.45
Accumulated depreciation:A/D, Commercial Hood System	134.95
Accumulated depreciation:A/D, Dehydrator	16.50
Accumulated depreciation:A/D, Electric Griddle	24.00
Accumulated depreciation:a/d, equipment, kitchen	105.03
Accumulated depreciation:A/D, Food Processors	26.95
Accumulated depreciation:A/D, Four Draw Work Top	224.80
Accumulated depreciation:A/D, Freezer	137.45
Accumulated depreciation:A/D, Fridge/sand prep	129.95
Accumulated depreciation:A/D, Furniture & Fix, Kitchen	486.43
Accumulated depreciation:A/D, Furniture & Fix, space	335.77
Accumulated depreciation:A/D, furniture & fixtures office	285.79
Accumulated depreciation:A/D, Ice Cube Machine	152.45
Accumulated depreciation:A/D, Juicer	241.50
Accumulated depreciation:A/D, Merchandise Fridge	173.45
Accumulated depreciation:A/D, Refrigerator	209.95
Accumulated depreciation:A/D, Six burner Range	264.95
Accumulated depreciation:A/D, Tea Kettles	60.05
Accumulated depreciation:a/d, two draw work top fridge	122.45
Accumulated depreciation:A/D, Wheat Grass Juicer	749.00
Accounts Payable (A/P)	537.27
Accounts Payable (A/P):Credit Card	-672.07
Accounts Payable (A/P):Credit Card	-146.13
Accounts Payable (A/P):Credit Card	-432.91
Accounts Payable (A/P):Credit card	0.00
Accounts Payable (A/P):DnS Bakerry	59.75
Accounts Payable (A/P):Drink Wholesome	-187.06
Accounts Payable (A/P):General Linen	367.25
Accounts Payable (A/P):Hampshire Fire Protection	0.00
Accounts Payable (A/P):Maple Nut Kitchen	356.83
Accounts Payable (A/P):PFG	2,270.28
Accounts Payable (A/P):Truly Mindful	0.00
Accounts Payable (A/P):WWF	167.00
Customer prepayments	978.74

GoodNatured Juice and Smoothie Bar LLC

Statement of Cash Flows

September 2021 - January 2022

	TOTAL
Lines of credit	20,000.00
meals and rentals tax	1,156.77
Payroll wages and tax to pay	-3,489.15
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**23,129.94**
Net cash provided by operating activities	**$ -7,261.15**
INVESTING ACTIVITIES	
Furniture & fixtures	-286.04
Furniture & fixtures:Furniture and Fixtures, Kitchen	-507.94
Furniture & fixtures:Furniture and Fixtures, Space	-2,820.94
Tools, machinery, and equipment	-266.99
Tools, machinery, and equipment:Equipment, Kitchen	1,193.45
Security deposits	-2,000.00
Net cash provided by investing activities	**$ -4,688.46**
FINANCING ACTIVITIES	
Long-term business loans	3,000.00
Shareholders' equity	1,000.00
Shareholders' equity:Contributions	2,420.00
Net cash provided by financing activities	**$6,420.00**
NET CASH INCREASE FOR PERIOD	**$ -5,529.61**
Cash at beginning of period	5,675.86
CASH AT END OF PERIOD	**$146.25**

I, Vincenzo L Sisti, certify that:

1. The financial statements of GoodNatured Juice and Smoothie Bar LLC included in this Form are true and complete in all material respects; and
2. The tax return information of GoodNatured Juice and Smoothie Bar LLC has not been included in this Form as GoodNatured Juice and Smoothie Bar LLC was formed on 03/02/2021 and has not filed a tax return to date.

Signature   *Vincenzo L Sisti*

Name: Vincenzo L Sisti

Title: Owner